Free Writing Prospectus

Merk Gold Trust

2015-06-25 Portfolio Construction EDGAR w slides

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Pursuant to 433/164

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Merk WebinarPortfolio Construction for Tomorrow’s MarketsInterest, correlation & currency risk

Is a crash aheadPotential value Merk Funds may bring to a diversified portfolio

James Machuga Vice President, Advisor Services

Axel Merk, Nick Reece & David Song

Of the Portfolio Management Team

Correlation: a statistical measurement that gives the degree of relationship between two variables. In a diversified portfolio, correlation represents the degree of relationship between the price movements of different assets in a portfolio.

Please read important risk disclosure information towards the end of this presentation.

Update on Eurozone…

www.merkfunds.com

    2

 2015 Merk Investments

Interest Risk…

Rising Rates?

Swap rate is the fixed rate that receiver demands in exchange for the uncertainty of having to pay a short-term (floating) rate over time.

Correlation Risk…

Japanese yen (JPY) not the safe haven it used to be?Gold (XAU) continues to have a low correlation to S&P 500

Correlation: a statistical measurement that gives the degree of relationship between two variables. In a diversified portfolio, correlation represents the degree of relationship between the price movements of different assets in a portfolio.

Currency Risk…

U.S. Surprises not all Positive ?

U.S. Citi Economic Surprise Index is an index showing how economic indicators have come in relative to expectations.

Is a Crash Ahead?

Ingredients for a Crash?

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Ingredients

 Fundamental

 Technical

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Catalyst

 Expansion of risk premia?

What could possibly go wrong?

Merk Funds

Investors may be able to enhance risk-adjusted returns by adding a currency & gold component to their portfolios.

2005 Merk Hard Currency Fund

Seeks to profit from a rise in hard currencies relative to the U.S. dollar

2008 Merk Asian Currency Fund

Seeks to profit from a rise in Asian currencies relative to the U.S. dollar

2009 Merk Absolute Return Currency Fund

Seeks absolute returns from exposure to currencies

2014 Merk Gold Trust (OUNZ)

Provides an opportunity to invest in gold,

with an option to take delivery of physical gold

Merk Hard Currency Fund (MERKX)

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Basket of Hard Currencies

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Hedge U.S. dollar risk

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Active management

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Seeks to profit from rise of Hard Currencies vs. the U.S. dollar

Swiss franc

Performance

Through 03/31/15, the Merk Hard Currency Fund Investor Shares (MERKX) had a 1-year return of -17.47, a 5-year return of -2.37 and a return of +1.76 since inception on 05/10/2005. All performance figures greater than 1-year are annualized unless otherwise specified. Performance data represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than original cost. Please visit www.merkfunds.com for most recent month end performance. The Fund’s expense ratio is 1.30 for Investor Shares.

USD:  U.S. Dollar Currency Index (DXY); XAU:  Gold Spot as U.S. Dollar per Troy Ounce; Performance data represents past performance and is no guarantee of future results.

Volatility

Annualized volatility since inception (05/10/05 – 03/31/15)

USD:  U.S. Dollar Currency Index (DXY)

XAU:  Gold Spot as U.S. Dollar per Troy Ounce

MERKX Performance

Risk and Return
Annualized Return	1.76
Annualized Volatility	9.15
Sharpe Ratio	0.04
Cumulative Return	18.89
Best Month	7.77
Worst Month	-9.82
Average Month	0.21
Average Monthly Gain	2.02
Average Monthly Loss	-1.98
of Winning Months	54.62
95 Monthly VAR	-5.18

AUM: $155.7 million

Fund Details	Investor	Institutional
Ticker	MERKX	MHCIX
Min. Invest.	$2,500	$250,000
Exp. Ratio	1.30	1.05
Fees	No Load	No Load

Performance data represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. All performance figures greater than 1-year are annualized unless otherwise specified. Investment return and principal value will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than original cost. Please visit

www.merkfunds.com for most recent month end performance. The Fund’s expense ratio is 1.30 for Investor Shares. Source: Merk Investments, Bloomberg. Period shown since inception 05/10/2005-03/31/2015.

Merk Asian Currency Fund (MEAFX)

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Managed basket of Asian currencies

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Liquid exposure to Asian growth

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Risk-adjusted returns

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Low correlation1

Seeks to profit from rise of Asian Currencies vs. the U.S. dollar

1 with other currencies, regions, EM assets, asset classes. Historic correlation data available on the fund fact sheet at www.merkfunds.com

Chinese Yuan

Merk Absolute Return Currency Fund (MABFX)

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Merk’s macro process

 Projected onto absolute return currency strategy

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Strategic & tactical currency management

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Dynamic risk management

 Seeks absolute returns from exposure to currencies

Correlation

Correlation matrix since strategy enhancements (06/30/12 – 03/31/15)

Effective 06/30/12, risk sentiment & macro models were added or this Fund. Please refer to the website for a full description of this strategy change.

USD:  U.S. Dollar Currency Index (DXY)

XAU:  Gold Spot as U.S. Dollar per Troy Ounce

Correlation: a statistical measurement that gives the degree of relationship between two variables. In a diversified portfolio, correlation represents the degree of relationship between the price movements of different assets in a portfolio.

Merk Gold Trust (OUNZ)

OUNZ seeks to provide investors with the:

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Convenient and cost-efficient way to buy and hold gold through an exchange traded product

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Option to take delivery of physical gold if and when desired

Notes

Indices and terms referred to in this presentation may include the following:

U.S. Dollar (DXY) Index and Inverse DXY: DXY is a measure of the value of the United States dollar relative to a static basket of currencies with Euro (EUR) 57.6 weight, Japanese yen (JPY) 13.6, Pound Sterling (GBP) 11.9, Canadian dollar (CAD) 9.1, Swiss franc (CHF) 3.6 and Swedish krona (SEK) 4.2 weight. The DXY is a generally well-known measure of the value of the US dollar versus major foreign currencies, and as such makes a relevant reference point for directional currency strategies. The inverse of the DXY is the value of the currency basket relative to the U.S. dollar, i.e. short dollar and long foreign currencies. Because the Merk Hard Currency Fund is long foreign currencies (and therefore short dollar), using the inverse DXY allows for the logical comparison of performance relative to the Fund. The Singapore dollar (SGD) and the price of gold (XAU) are not part of the dollar index.

Bloomberg Dollar (BBDXY) Index: an index tracks the performance of a basket of ten leading global currencies versus the U.S. dollar, weighted by the share of international trade and FX liquidity.

Deutsche Bank Currency Returns (DBCR) Index: an equal-weighted blend of the most widely used investment strategies among active currency managers. It captures long term systematic returns available in the world currency markets. As a non-directional index, the DBCR provides a useful comparison to absolute return currency strategies like the Merk Absolute Return Currency Fund.

Bloomberg-JP Morgan Asian Currency (ADXY) Index: a trade and liquidity weighted index of a basket of Asian currencies, excluding the yen, compared to the

U.S. dollar. Because the Merk Asian Currency Fund invests in a basket of Asian currencies, using the ADXY allows for a logical comparison of performance relative to the Fund.

JPMorgan 3-Month Global Cash Index: measures the performance of money market securities denominated in foreign currencies.

Citigroup 3-Month U.S. T-Bill Index: an index that tracks the performance of U.S. Treasury bills with a remaining maturity of three months.

S&P 500 Total Return Index (SPXT): a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. Performance figures assume that all dividends are reinvested.

MSCI EAFE (Europe Australasia Far East) Index: a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US & Canada. As international equity investment returns are a combination of equity returns and currency returns, the MSCI EAFE provides a useful comparison to a strategy including U.S. equities and currencies, like the Merk Currency Enhanced US Equity Fund.

MSCI EAFE US $ Hedged Net Index: a currency hedged variant of the above, designed to represent the return without the currency exposure if the index.

MSCI Emerging Markets (EM) Index: a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets.

Barclays Capital Aggregate US Bond Index: is a broad-based benchmark that measures the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market, including Treasuries, government-related and corporate securities, MBS (agency fixed-rate and hybrid ARM pass-throughs), ABS, and CMBS.

FTSE NAREIT US All REITs Index: spans the commercial real estate space across the US economy.  It provides exposure to all investment and property sectors.

DJ-UBS Commodity Total Return Index: a diversified benchmark for commodities’ fully collateralized returns.

Barclays US TIPS Index: measures the performance of the US Treasury Inflation Protected Securities ("TIPS") market.

Alpha: a measure of risk-adjusted return. The excess return of the fund relative to the return of the benchmark is the fund’s alpha.

Beta: a measure of systematic risk based on the covariance of the portfolio’s return with the return of the overall market. By definition the market has a beta of 1.

Sharpe Ratio: a measure of the excess return per unit of risk in an investment asset or a trading strategy.

Correlation: a measure of how two securities or asset classes move in relation to each other.

Standard Deviation: a measure of volatility.

Disclosure

Information contained herein may discuss Fund performance and holdings. Performance data quoted represents past performance and is no guarantee of future results. Current performance may be lower or higher than the performance data quoted. Investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost. For performance current to the most recent month-end, please visit our website at www.merkfunds.com/fund.

Since the Funds primarily invest in foreign currencies, changes in currency exchange rates affect the value of what the Funds own and the price of the Funds’ shares. Investing in foreign instruments bears a greater risk than investing in domestic instruments for reasons such as volatility of currency exchange rates and, in some cases, limited geographic focus, political and economic instability, emerging market risk, and relatively illiquid markets. The Funds are subject to interest rate risk, which is the risk that debt securities in the Funds’ portfolio will decline in value because of increases in market interest rates. The Funds may also invest in derivative securities, such as forward contracts, which can be volatile and involve various types and degrees of risk. If the U.S. dollar fluctuates in value against currencies the Funds are exposed to, your investment may also fluctuate in value. The Merk Currency Enhanced U.S. Equity Fund may invest in exchange traded funds (“ETFs”). Like stocks, ETFs are subject to fluctuations in market value, may trade at prices above or below net asset value and are subject to direct, as well as indirect fees and expenses. As a non-diversified fund, the Merk Hard Currency Fund will be subject to more investment risk and potential for volatility than a diversified fund because its portfolio may, at times, focus on a limited number of issuers. For a more complete discussion of these and other Fund risks please refer to each Fund's prospectus.

Before investing you should carefully consider the Fund's investment objectives, risks, charges and expenses.  This and other information is in the prospectus, a copy of which may be obtained by calling 1-866-MERK FUND or visiting the Fund's website.  Please read the prospectus carefully before you invest.  Foreside Fund Services, LLC, distributor.

Merk Gold Trust (OUNZ)

This material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the Fund’s investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which is available at www.merkgold.com/prospectus. Please read the prospectus carefully before you invest.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the investment Company act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

For a more complete discussion of the risk factors relative to the trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the “Sponsor”). Foreside Fund Services, LLC, provides marketing services to the Trust.

June 2015

Merk Resources

www.merkfunds.com

James Machuga

Vice President, Advisor Services

James.machuga@merkfunds.com